FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, June 30, 2010

CRUM & FORSTER ANNOUNCES SUCCESSFUL CONSENT SOLICITATION FOR SENIOR NOTES DUE 2017

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that its wholly-owned subsidiary, Crum & Forster Holdings Corp., has received the requisite consents from the holders of its 7¾% Senior Notes due 2017 (the “Senior Notes”) to amend certain terms of the indenture governing its Senior Notes. The consent solicitation expired at 5:00 p.m., New York City time, on June 29, 2010 (the “Expiration Time”).

Crum & Forster has been advised by the tabulation agent for the consent solicitation that, as of the Expiration Time, holders of $329.7 million in aggregate principal amount of the Senior Notes (representing in excess of 99.9% of the outstanding Senior Notes) had validly delivered consents to the proposed amendment.

As a result of receiving such requisite majority of the consents, Crum & Forster and The Bank of New York Mellon, as the trustee (the “Trustee”) under the indenture governing the Senior Notes, expect to enter into a supplemental indenture implementing the amendments contemplated by the consent solicitation (the “Supplemental Indenture”) today, June 30, 2010. The amendments amend the indenture to allow Crum & Forster to provide statutory quarterly financial statements and audited statutory year-end financial statements as filed with applicable state insurance regulators, and quarterly and year-end financial information extracted from the segment information in respect of Crum & Forster that Fairfax makes publicly available in Fairfax’s quarterly and annual financial statements (which financial information shall be similar in scope and format to the segment information in respect of Crum & Forster that Fairfax included in its financial statements for the year ended December 31, 2009 and for the quarter ended March 31, 2010). The foregoing information will be provided to the Trustee and posted on Crum & Forster’s website (which website may be non-public, in which case Crum & Forster will provide access to such website to any holder of Senior Notes, any beneficial owner of Senior Notes or any prospective investor, securities analyst or market maker in the Senior Notes), in lieu of the reports Crum & Forster currently files with the Securities and Exchange Commission.

Promptly following the entry into the Supplemental Indenture and the amendments becoming operative, Crum & Forster will make a cash payment of $10.00 per $1,000 principal amount of Senior Notes to each holder that validly delivered (and did not validly revoke) its consent prior to the Expiration Time.

BofA Merrill Lynch acted as the sole solicitation agent for the consent solicitation. Global Bondholder Services Corporation acted as the information agent and tabulation agent.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946